FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 3 April 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        March Traffic and Capacity Statistics     3 April 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    3 April 2003
            Sarah BillingtonManager Shareholder Services

TRAFFIC AND CAPACITY STATISTICS - March 2003

Summary of the headline figures
In March 2003, overall load factor fell 4.2 points to 65.4 per cent. Passenger capacity, measured in Available Seat Kilometres, was 3.1 per cent below March 2002 and traffic, measured in Revenue Passenger Kilometres, was lower by 11.4 per cent. This resulted in a passenger load factor down 6.6 points versus last year, to 69.2 per cent. The fall in traffic comprised a 23.8 per cent reduction in premium traffic and a 9.2 per cent decrease in non-premium traffic. These numbers were impacted by the timing of Easter versus last year. Cargo, measured in Cargo Tonne Kilometres, fell by 4.0 per cent.

For the January - March quarter, ASKs reduced by 3.1 per cent, with RPKs falling by 6.5 per cent. This resulted in a decrease in passenger load factor of 2.5 points, to 69.5 points. This comprised a 15.7 per cent fall in premium traffic and 4.8 per cent fall in non-premium traffic. CTKs fell by 1.1 per cent.

Market conditions
Revenue and forward bookings have been impacted by the threat and outbreak of war with Iraq. The reductions are in line with company expectations. There is currently limited forward visibility on revenue and traffic reflecting the war, economic uncertainty, competitor activity and the impact of SARS. The latter has already affected bookings, in particular, on Far East routes.

Costs
As a result of Yen appreciation against sterling, there will be a non-cash accounting charge of £18 million in the fourth quarter financial results. Fuel costs for the financial year ending 31 March 2004 are still expected to be approximately £100 million higher than for the year ended 31 March 2003. The company is currently some 70% hedged in quarter one and some 45% hedged in quarter two.

Strategic Developments
British Airways announced a package of measures in response to the impact on its business of the conflict in Iraq. Following the actual and anticipated downturn in passenger traffic, the airline implemented a reduced flying programme and an acceleration of its Future Size and Shape restructuring programme. The measures include:
- An overall capacity reduction of four per cent in April and May, involving reduced frequencies and the use of smaller aircraft.
- The Future Size and Shape programmes overall manpower reduction target of 13,000 by March 2004 accelerated to September this year.
- An extension of the companys unpaid leave scheme for staff.
- A review of all capital expenditure and external spend.

British Airways announced the suspension of its daily service between London Heathrow and Kuwait, until further notice, from March 19, following Foreign and Commonwealth Office travel advice. In addition, only one flight a day is being operated to Tel Aviv instead of the usual twice daily schedule.

British Airways re-launched its Executive Club loyalty programme to make the scheme simpler, with more ways to spend BA Miles and better incentives for loyal customers to take effect from July 1, 2003.

Easyjet notified British Airways that it will not exercise the option to buy its German subsidiary, dba (formally Deutsche BA). EasyJet has paid the airline £6.1 million during the purchase option period. The company will continue to work towards the long term future of dba and it remains business as usual for customers and staff. British Airways will continue to develop dba as a no-frills carrier.

British Airways and SN Brussels Airlines received approval from the European Commission to continue their commercial relationship agreed in July 2002. It enables the two airlines to codeshare on selected flights and offer reciprocal frequent flyer benefits for customers. To date, the airlines now codeshare on six routes in Europe. SN Brussels puts its code on British Airways operated services between London Heathrow, London Gatwick, Southampton and Brussels. At the same time, British Airways applies its code to SN Brussels operated services between Birmingham, Newcastle, Bristol and Brussels.

April 3, 2003

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

        Month of March                 Financial year to date
                        April through March
BRITISH AIRWAYS GROUP             Change                 Change
SCHEDULED SERVICES    2003    2002    (%)         2002/3    2001/2     (%)

Passengers carried (000)
UK/Europe    2110    2185    -3.4         26632    27351     -2.6
Americas    548    589    -6.9         6672    6681     -0.1
Asia Pacific    120    162    -25.6         1552    1786     -13.1
Africa and Middle East    199    235    -15.1         2568    2774     -7.4
Total    2978    3171    -6.1         37423    38593     -3.0

Revenue passenger km (m)
UK/Europe    1598    1722    -7.2         20818    21889     -4.9
Americas    3731    4041    -7.7         45048    45707     -1.4
Asia Pacific    1251    1710    -26.9         15895    18108     -12.2
Africa and Middle East    1444    1587     -9.0        17471     18780    -7.0
Total    8023    9061    -11.4         99233    104484     -5.0

Available seat km (m)
UK/Europe    2594    2661    -2.5         31316    34884     -10.2
Americas    5156    5075    +1.6         61528    62949     -2.3
Asia Pacific    1739    2108    -17.5         20659    24516     -15.7
Africa and Middle East    2100    2113     -0.6        24603     26379    -6.7
Total    11589    11957    -3.1         138106    148728     -7.1

Passenger load factor (%)
UK/Europe    61.6    64.7    -3.1     pts    66.5    62.7     +3.8    pts
Americas    72.4    79.6    -7.2     pts    73.2    72.6     +0.6    pts
Asia Pacific    71.9    81.1    -9.2     pts    76.9    73.9     +3.0    pts
Africa and Middle East    68.8    75.1     -6.3    pts    71.0     71.2    -0.2     pts
Total    69.2    75.8    -6.6     pts    71.9    70.3     +1.6    pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)    358    373    -4.0         4207    4029     +4.4
Total RTK    1158    1278    -9.5         14129    14482     -2.4
Available tonne km (m)    1770    1837     -3.7        21214     22615    -6.2

Overall load factor (%)    65.4    69.6     -4.2    pts    66.6     64.0    +2.6    pts

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2002.

Investor Relations
Waterside (HCB3)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44(0) 20 8738 9602